Exhibit 77(o)

Transactions effected pursuant to Rule 10f-3

Fund Name	Issuer	Date of Purchase	Broker / Dealer From Whom Purchased	Affiliated/Principal Underwriter of Syndicate	Aggregate Principal Amt of Offering	Purchase Price	Shares Purchased	% of Issue Purchased	% of Commission, spread or profit*	Offering Circular Available (Yes/No)	Date Offering Commenced
ING High Yield Bond Fund	Teekay Corp	01/15/10	Chase Securities	ING Bank NV	$450,000,000	$99.18	185000	0.041%	1.736%	Yes	01/15/10
ING High Yield Bond Fund	Linn Energy LLC/Fin. Corp.	03/30/10	Royal Bank of Canada	ING Bank NV	$1,300,000,000	$97.55	160000	0.012%	512 bp	Yes	03/30/10

*Each sub-adviser has certified that the commission, spread or profit received by the principal underwrtiers in connection with the each purchase above was reasonable and fair compared to the commission, spread or profit received by other such persons in connection with the underwriting of similar securities being sold during a comparable period of time.